# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: iClick Interactive Asia Group Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A ordinary shares, $0.001 par value per share
Address of issuer's principal executive offices: 15/F, PROSPERITY MILLENNIA PLAZA, 663 KING'S ROAD, QUARRY BAY, HONG KONG, China (F4), 00000
Date of event which requires filing of this statement: 03/10/2025
Filed by CIK 0002052939
Persons authorized to receive notices and communications: Francis Chen, c/o Prospera Law, LLP, 1901 Avenue of the Stars, Suite 480, Los Angeles, California (CA), 90067, 424-239-1890

## Reporting persons
- Lin Yu-Fan (CIK 0002052939): type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); source of funds: personal funds (PF); sole voting power 2,549,415; shared voting power 0; sole dispositive power 2,549,415; shared dispositive power 0; aggregate amount beneficially owned 2,549,415 (5.8% of the class)
- Emerald Prosperity Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: personal funds (PF); sole voting power 2,549,415; shared voting power 0; sole dispositive power 2,549,415; shared dispositive power 0; aggregate amount beneficially owned 2,549,415 (5.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, $0.001 par value per share
Name of issuer: iClick Interactive Asia Group Limited
Address of issuer's principal executive offices: 15/F, PROSPERITY MILLENNIA PLAZA, 663 KING'S ROAD, QUARRY BAY, HONG KONG, China (F4), 00000

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed jointly on behalf of Lin Yu-Fan and Emerald Prosperity Holdings Ltd ("Emerald Prosperity", and with Mr. Lin, each a "Reporting Person" or collectively, the "Reporting Persons").
Residence or business address: The principal business address of Mr. Lin is 2F., No. 19, Alley 4, Lane 115, Section 3 Bade Road, Sonshan District, Taipei, Taiwan. The principal business address of Emerald Prosperity is Asia Leading Chambers, Road Town, Tortola VG1110, British Virgin Islands.
Present principal occupation or employment: Mr. Lin is a private equity and venture capital investor focused on the technology industry. He is also the sole shareholder and director of Emerald Prosperity. The principal business of Emerald Prosperity the acquiring, holding, managing and disposing of investments for its sole shareholder.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Lin Yu-Fan is a citizen of Taiwan. Emerald Prosperity is a British Virgin Islands company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 10, 2025, Creative Big Limited ("Seller") and Emerald Prosperity entered into a Share Sales and Transfer Agreement (the "Sales Agreement"), pursuant to which Seller agreed to sell and transfer 2,549,415 Class A Ordinary Shares to Emerald Prosperity for $4.1 million. Mr. Lin funded the purchase with his personal funds. A copy of the Sales Agreement is attached hereto as Exhibit 99.4.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the Class A Ordinary Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believe that these shares represent an attractive investment opportunity in light of the Merger. On November 29, 2024, the Issuer entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") with Overlord Merger Sub Ltd. ("Merger Sub"), a Cayman Islands exempted company and a direct, wholly owned subsidiary of the Issuer, and Amber DWM Holding Limited ("Amber DWM"), a Cayman Islands exempted company and the holding entity of a digital wealth management business known as Amber Premium ("Amber Premium"), pursuant to which Merger Sub will merge with and into Amber DWM, with Amber DWM continuing as the surviving entity and becoming a wholly-owned subsidiary of the Issuer (the "Merger"), and the shareholders of Amber DWM will exchange all of the issued and outstanding share capital of Amber DWM for a mixture of newly issued Class A and Class B ordinary shares of the Issuer on the terms and conditions set forth therein in a transaction exempt from the registration requirements under the Securities Act of 1933. A copy of the Merger Agreement was attached as Exhibit 99.2 to the Issuer's current report on Form 6-K furnished to the SEC on November 29, 2024 (the "November 29 Form 6-K") and incorporated herein by reference. In connection the Merger Agreement, certain shareholders of the Issuer, including Seller, entered into a voting agreement with the Issuer and Amber DWM (the "Voting Agreement"), a copy of which was attached as Exhibit 99.3 to the November 29 Form 6-K and incorporated herein by reference. Pursuant to the Voting Agreement, these shareholders agree, among other things, not to sell, transfer, or otherwise dispose of their shares, or enter into any agreement to do so, until the closing of the Transactions, subject to certain exceptions. The Issuer and Amber DWM waived the foregoing requirement with respect to the Sales Agreement and the transactions contemplated thereunder. The completion of the Merger and the other transactions (the "Transactions") contemplated under the Merger Agreement and the other transaction documents, including the Voting Agreement, is subject to the satisfaction of closing conditions set forth in the Merger Agreement, including, among other things, receipt of the Issuer's shareholder approval and regulatory/stock exchange approvals (if applicable). As reported in the Issuer's current report on Form 6-K furnished to the SEC on January 3, 2025, the Transactions were approved at the Issuer's extraordinary general meeting of shareholders held on January 3, 2025. Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is comprised of 2,549,415 Class A Ordinary Shares held by Emerald Prosperity. Lin Yu-Fan, as its sole shareholder and director, exercises voting and investment power over all the shares held by the Emerald Prosperity and is the beneficial owner of these shares.

For purposes of this Schedule 13D, percent ownership calculation is based upon an aggregate of 43,786,873 ordinary shares, comprised of 38,752,446 Class A Ordinary Shares and 5,034,427 Class B Ordinary Shares, outstanding as of June 30, 2024.
Number of shares as to which each person has sole or shared power to vote or dispose:
Lin Yu-Fan:
(1) sole voting power:2,549,415
(2) share voting power: 0
(3) sole dispositive power: 2,549,415
(4) share dispositive power: 0

Emerald Prosperity:
(1) sole voting power:2,549,415
(2) share voting power: 0
(3) sole dispositive power: 2,549,415
(4) share dispositive power: 0
Transactions in the class effected during the past sixty days: Except as disclosed in this Schedule 13D, none of the Reporting Persons has entered into any transactions in the Ordinary Shares (including Class A Ordinary Shares represented by ADSs) during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6. Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the voting or disposition of the Class A Ordinary Shares owned by the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement, dated March 10, 2025, by and between the Reporting Persons.

Exhibit 99.2 Agreement and Plan of Merger, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Overlord Merger Sub Ltd., and Amber DWM Holding Limited, incorporated herein by reference to Exhibit 99.2 to the Report on Form 6-K furnished by the Issuer to the SEC on November 29, 2024.

Exhibit 99.3 Voting Agreement, dated as of November 29, 2024, by and among iClick Interactive Asia Group Limited, Amber DWM Holding Limited, and certain shareholders of iClick Interactive Asia Group Limited, incorporated herein by reference to Exhibit 99.3 to the Report on Form 6-K furnished by the Issuer to the SEC on November 29, 2024.

Exhibit 99.4 Share Sales and Transfer Agreement, dated March 10, 2025, by and between Creative Big Limited and Emerald Prosperity Holdings Ltd.

## Signatures
- Lin Yu-Fan: /s/ Lin Yu-Fan, Lin Yu-Fan (03/11/2025)
- Emerald Prosperity Holdings Ltd: /s/ Lin Yu-Fan, Lin Yu-Fan/Director (03/11/2025)